Exhibit 99.1

                           AURORA METALS (BVI) LIMITED

This quarterly report contains statements that plan for or anticipate the future and are not historical facts. In this Report these forward looking statements are generally identified by words such as "anticipate", "plan", "believe", "expect", "estimate", and the like. Because forward looking statements involve future risks and uncertainties, these are factors that could cause actual results to differ materially from the estimated results. Additional factors are discussed in Aurora Metals (BVI) Limited's materials filed with the securities regulatory authorities in the United States from time to time. Aurora Metals
(BVI) Limited disclaims any intention or obligation to update or revise any forward-looking statements.

The Private Securities Litigation Reform Act of 1995, which provides a "safe harbor" for such statements, may not apply to this Report.

Financial Statements:
Consolidated Balance Sheets                - June 30, 2005 and December 31, 2004
Consolidated Statements of Operations      - Six Months Ended June 30, 2005
Consolidated Statements of Cash Flows      - Six Months Ended June 30, 2005
Notes to Consolidated Financial Statements


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
AURORA METALS (BVI) LIMITED AND SUBSIDIARY
(An exploration stage enterprise)


Consolidated Balance Sheets
June 30, 2005 and December 31, 2004
(Expressed in U.S. Dollars)                                June 30    December 31
(Unaudited)                                                   2005           2004
----------------------------------------------------------------------------------
ASSETS
Current assets
   Cash and cash equivalents                             $   13,818   $    32,695
   Accounts receivable                                                        106
----------------------------------------------------------------------------------
Total current assets                                         13,818        32,801

Mineral properties                                                -             -
----------------------------------------------------------------------------------
Total assets                                             $   13,818   $    32,801
----------------------------------------------------------------------------------

LIABILITIES AND STOCKHOLDERS' (DEFICIENCY)

Current liabilities
Accounts payable and accrued liabilities                      2,138        80,077
----------------------------------------------------------------------------------
Total Liabilities                                        $    2,138   $    80,077
----------------------------------------------------------------------------------

STOCKHOLDERSEQUITY (DEFICIENCY)
Share Capital
Authorized
50,000,000 common shares, with par value $0.01each
Issued
18,081,473 (December 2004 17,548,073) common shares         180,815       175,481
Additional paid-in capital                                1,539,049     1,464,373
Accumulated deficit during the exploration stage         (1,708,184)   (1,687,130)
----------------------------------------------------------------------------------
Stockholders' equity (deficiency)                            11,680       (47,276)
----------------------------------------------------------------------------------
Total liabilities and stockholders' equity (deficiency)  $   13,818   $    32,801
----------------------------------------------------------------------------------


The accompanying notes are an integral part of these financial statements


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
AURORA METALS (BVI) LIMITED AND SUBSIDIARY
(An exploration stage enterprise)


Consolidated Statement of Operations         Cumulative      Three months    Three months      Six months      Six months
(Expressed in U.S. Dollars)                 June 17, 1997           ended           ended           ended           ended
(Unaudited)                                (inception) to         June 30         June 30         June 30         June 30
                                                            --------------------------------------------------------------
                                                  June 30            2005            2004            2005            2004
                                                     2005
--------------------------------------------------------------------------------------------------------------------------
General and administrative expenses
Administrative and general                 $   142,114.00   $    8,019.00   $   14,559.00   $   16,158.00   $   17,203.00
Professional fees - accounting and audit        65,916.00         (493.00)       6,550.00          187.00        6,790.00
Professional fees - legal                      127,332.00          386.00        1,500.00          615.00        1,500.00
Consulting fees                                140,426.00        3,427.00               -            4.09               -
Stock based compensation                         9,500.00               -               -               -               -
--------------------------------------------------------------------------------------------------------------------------
                                                  485,288       11,339.00          22,609       21,054.00       25,493.00

Project development expenses                   217,747.00               -       21,988.00               -       21,988.00
Exploration expenses                           910,329.00               -               -               -               -
Project findersfees                             72,750.00               -       12,750.00               -       12,750.00
Lease maintenance fee                           22,070.00               -               -               -               -
--------------------------------------------------------------------------------------------------------------------------
Net (loss) for the period                   (1,708,184.00)     (11,339.00)     (57,347.00)     (21,054.00)     (60,231.00)
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Earnings per share data
Loss per share, basic and diluted                                    0.00            0.00            0.00            0.00
--------------------------------------------------------------------------------------------------------------------------

Weighted average common
  Shares outstanding basic and diluted                      17,586,896.00   16,995,424.00   17,586,596.00   16,995,424.00
--------------------------------------------------------------------------------------------------------------------------


The accompanying notes are an integral part of these financial statements


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
AURORA METALS (BVI) LIMITED AND SUBSIDIARY
(An exploration stage enterprise)


                                                                                  Cumulative   Six months   Six months
Consolidated Statement of Cash Flows                                           June 17, 1997        ended        ended
(Expressed in U.S. Dollars)                                                   (inception) to      June 30      June 30
                                                                                               ------------------------
(Unaudited)                                                                    June 30, 2005         2005         2004
-----------------------------------------------------------------------------------------------------------------------
Cash flows from (used in) operating activities
Net loss for the period                                                       $   (1,708,184)  $  (21,054)  $  (60,231)
Adjustments to reconcile net loss to net cash used in operating activities:
      - stock based compensation
      - issuance of stock for services
                                                                                       9,500            -            -
                                                                                     336,135       80,010       12,750
Changes in assets and liabilities
      - prepaid expenses and deposits                                                      -          106            -
      - accounts payable and accrued liabilities                                     102,138      (77,939)     (21,643)
-----------------------------------------------------------------------------------------------------------------------
Net cash used in operating activities                                             (1,260,411)     (18,877)     (69,124)
-----------------------------------------------------------------------------------------------------------------------

Cash flows from (used in) financing activities
Proceeds from issuance of common stock                                             1,274,229            -      150,000
-----------------------------------------------------------------------------------------------------------------------

Net increase (decrease) in cash and cash equivalents
                                                                                      13,818      (18,877)      80,876
Cash and cash equivalents, beginning of period                                             -       32,695          737
-----------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period                                       $      13,818   $   13,818    $  81,613
-----------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these financial statements


Notes  to  the  June  30,  2005  Consolidated  Financial  Statements
--------------------------------------------------------------------

Common  Shares  Outstanding

As at June 30, 2005, the Corporation's authorized capital stock consists of 50,000,000 common shares with a par value of $0.01 per share. There were 18,081,473 common shares issued and outstanding at June 30, 2005.

Stock  Options  Outstanding

At  June  30,  2005  the  Company  had 1,000,000 (December 31, 2004 - 1,100,000)
options  outstanding  with  an  exercise  price  of  $0.15  per  common  share.

Application  of  Critical  Accounting  Policies

The preparation of its consolidated financial statements requires the Company to use estimates and assumptions that affect the reported amounts of assets and liabilities as well as revenues and expenses. The Company's accounting policies are described in note 2 to its December 31, 2004 consolidated financial statements. The Company's accounting policies relating to depreciation and amortization of


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property,  plant and equipment are critical accounting policies that are subject to  estimates  and  assumptions  regarding  future  activities.

See note 2 (d) Significant Accounting Policies - Mineral Properties and Exploration Expenses described in its December 31, 2004 consolidated financial statements for the Company's policy on exploration costs and expenses.

Generally accepted accounting principles require the Company to consider at the end of each accounting period whether or not there has been an impairment of the capitalized property, plant and equipment. This assessment is based on whether factors that may indicate the need for a write-down are present. If the Company determines there has been an impairment, then the Company would be required to write-down the recorded value of its property, plant and equipment costs which would reduce the Company's earnings and net assets.

Off-balance  Sheet  Arrangements  and  Contractual  Obligations

The Company does not have any off-balance sheet arrangements or contractual obligations that are likely to have or are reasonably likely to have a material current or future effect on the Company's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that have not been disclosed in the Company's financial statements.

Market  Risk  Disclosures

The Company has not entered into derivative contracts either to hedge existing risks or for speculative purposes.

Controls and Procedures

The principal executive and principal financial officers of the Company have evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report (evaluation date) and have concluded that the disclosure controls and procedures are adequate and effective based upon their evaluation as of the evaluation date.

There were no significant changes in our controls or in other factors that could significantly affect these internal controls subsequent to the date of the most recent evaluation.


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